



06050209   STATES

~~~~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

AUG 3 0 2006   WASH. D.C. 203

OMB APPROVAL

OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2005__ AND ENDING __June 30, 2006__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Onyx Partners, Incorporated.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9921 Covington Cross Drive, Suite 105A

                                (No. and Street)

Las Vegas,   Nevada   89144

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J. Astrachan, President   (702) 365-6689 aa
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

                               (Name — if individual, state last, first, middle name)

11766 Wilshire Boulevard, Suite 900, Los Angeles, CA 90025

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 2 9 2006 E

~~THOMSON~~
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Astrachan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Onyx Partners, Incorporated _____, as of

June 30 _____, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

JUNE 30, 2006

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6-8
SUPPLEMENTAL INFORMATION	
Computation of net capital for brokers and dealers	9
Independent Auditors' Report on Internal Accounting Controls Required by SEC Rule 17a-5	10-11


INDEPENDENT AUDITORS' REPORT

The Board of Directors
Onyx Partners, Incorporated

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated as of June 30, 2006, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Rule 260.237.1 of the California Corporate Securities Law of 1968. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Los Angeles, California
August 8, 2006

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

1

ONYX PARTNERS, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash	$	538,346
Prepaid expenses		4,646
Property and equipment, net of accumulated depreciation		1,718
Security deposit		63,118
	$	607,828

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	7,081
Income taxes payable		4,158
		11,239

STOCKHOLDER'S EQUITY

Common stock, no par value, 100,000 shares authorized, 2,000 shares issued and outstanding		137,000
Retained earnings		459,589
		596,589
	$	607,828

ONYX PARTNERS, INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2006

REVENUES		
Fee income	$	760,000
Interest income		7,666
Total revenues		767,666
EXPENSES		
Employee compensation and benefits		402,796
Professional fees		119,653
Payroll taxes		22,217
Communications		17,937
Office supplies and expense		8,800
Occupancy and equipment rental		1,603
Travel and entertainment		1,861
Other operating expenses		35,961
		610,828
INCOME BEFORE INCOME TAXES		156,838
PROVISION FOR INCOME TAXES		
Current		3,582
Deferred		20,700
		24,282
NET INCOME	$	132,556

ONYX PARTNERS, INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2006

	Common Stock, No Par Value, 100,000 Shares Authorized		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
BALANCE, July 1, 2005	2,000	$ 137,000	$ 327,033	$ 464,033
Net income	-	-	132,556	132,556
BALANCE, June 30, 2006	2,000	$ 137,000	$ 459,589	$ 596,589

ONYX PARTNERS, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Adjustments to reconcile net income to net
cash provided by operating activities:

Net income	$ 132,556
Deferred income taxes	20,700
Depreciation	1,713
Change in assets and liabilities:	
Security deposit	1,888
Prepaid expenses	(1,360)
Accrued expenses	(146,845)
Income tax payable	(4)
Net cash provided by operating activities	8,648

CASH

Beginning of year	529,697
End of year	$ 538,346

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 800

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the Company) is qualified as a broker-dealer with the National Association of Securities Dealers in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from the provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash equivalents are highly liquid investments with a maturity of three months or less from the date of acquisition.

Concentration of credit risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

Revenue recognition - Revenue is recognized when earned and realization is reasonably assured.

Property and equipment - The cost of property and equipment is depreciated using accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

Property and equipment as of June 30, 2006 consist of the following:

Furniture and equipment	$ 152,898
Less accumulated depreciation	(151,180)
	$ 1,718

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - The Company determines its income taxes pursuant to the provisions of Statement Financial Accounting Standards No. 109 (SFAS 109) which requires that deferred tax assets, which are provided for temporary differences between financial and income tax reporting, be reduced by a "valuation allowance" to the extent that no future tax benefits are expected to be realized from the reversal of the temporary differences. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company receives consulting fees from a customer affiliated through ownership interests held by the Company's stockholder. During 2006, all consulting fee income was earned through consulting services provided to, or on behalf of, the affiliated customer. The consulting agreement with the related party terminated at June 30, 2006. As the related party was the primary source of revenue, the Company's ability to generate revenue in the future is uncertain.

NOTE 4 - LEASE COMMITMENTS

The Company leases office space in Hollywood, California, under a noncancelable operating lease agreement expiring in November 2007. The amount of rent due through the end of the is approximately $23,000. The Company subleases its office space to an unrelated third party. The sublease agreement is equal to the entire amount of the Company's lease commitment for which future payments on the subleased space expected to be received are $23,000 through the end of the lease term. As a result, the Company incurred no rent expense during the year ended June 30, 2006.

The Company also makes monthly payments on an auto lease amounting to $988 per month. The term of the auto lease expires in November 2007.

During 2006, the Company used office space in Las Vegas, Nevada at no cost. The office space is owned by a non-related party. It has not been determined if this arrangement will continue in future periods.

NOTE 5 - INCOME TAXES

The principal differences between the income tax provision at statutory federal tax rates and the effective tax rate are non-deductible entertainment expenses, graduated tax rates, and state income taxes. As of July 1, 2005, the Company had a net deferred tax asset of $20,700 which was primarily related to accrued expenses. As of June 30, 2006, the Company no longer had any material deferred tax assets or liabilities.

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of not less than the greater of $100,000 or 6-2/3% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 12-to-1. Also, in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain one hundred twenty percent (120%) of its minimum net capital requirement. At June 30, 2006, the Company had net capital, as defined, of $527,107, which was in excess of its required net capital by $427,107. The Company's ratio of aggregate indebtedness to net capital at June 30, 2006 was 0.21 to 1.

For broker-dealer purposes, the net capital required by the state of California is the same as that of the SEC and, therefore, the Company met the state's requirements as of June 30, 2006.

SUPPLEMENTAL INFORMATION

ONYX PARTNERS, INCORPORATED

SCHEDULE 1
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

Total stockholder's equity qualified for net capital	$	596,589
Additions		-
		596,589
Deductions:		
Prepaid expenses		4,646
Security deposits		63,118
Property and equipment, net		1,718
Total deductions		69,482
Net capital		527,107
Minimum net capital required		100,000
Excess capital	$	427,107
Minimum net capital at 120%	$	120,000
Total aggregate indebtedness included in statement of financial condition	$	11,239
Ratio of aggregate indebtedness to net capital		.21 to 1

Reconciliation is not required as there are no material differences between the above computation and the Company's unaudited filing of part II of the FOCUS report as of June 30, 2006.


INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

The Board of Directors
Onyx Partners, Incorporated

In planning and performing our audit of the financial statements and supplemental schedule of Onyx Partners, Incorporated for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

Moss Adams LLP

Los Angeles, California
August 8, 2006